Hops & Grain Brewing #B768594

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Free Frost Checking	90,000.00
10100 Frost Total Checking (Savings)	-79,000.00
10200 Frost Checking-San Marcos	800,000.00
Total Bank Accounts	**$811,000.00**
Other Current Assets	
SM Assets not in Service	151,765.43
Total Other Current Assets	**$151,765.43**
Total Current Assets	**$962,765.43**
Fixed Assets	
16500 Warehouse Equipment	140,643.99
16600 Leasehold Improvement	13,876.44
18002 Wefunder Loan Fees	30,000.00
Total Fixed Assets	**$184,520.43**
Other Assets	
19002 Security Deposits	35,559.32
Total Other Assets	**$35,559.32**
TOTAL ASSETS	**$1,182,845.18**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
23300 N/P Wefunder	1,000,000.00
Total Other Current Liabilities	**$1,000,000.00**
Total Current Liabilities	**$1,000,000.00**
Total Liabilities	**$1,000,000.00**
Equity	
32000 Retained Earnings	
Net Income	-112,640.44
Total Equity	**$ -112,640.44**
TOTAL LIABILITIES AND EQUITY	**$887,359.56**